UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 09, 2016
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes          No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X
Enclosure: Press release
-
AngloGold Ashanti Generates Strong Cash Flow in Q1; Operations
Solid

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
9 May 2016
NEWS RELEASE
AngloGold Ashanti Generates Strong Cash Flow in Q1; Operations Solid

(JOHANNESBURG – NEWS RELEASE) -- AngloGold Ashanti today announced strong free cash flow in the first quarter as an ongoing focus on cost management, and leverage to weaker currencies, yielded positive results and improved margins.

Free cash flow was $70m, a marked improvement to the outflow of $40m in the first quarter of last year.

AngloGold Ashanti has delivered on a range of self-help measure to reduce debt using internally generated funds, without diluting shareholders. The company, which has 17 mines in nine countries, has made significant cuts to corporate overheads and all-in-sustaining costs as it has sought to effect sustainable improvements to cash flow and returns.

“We again generated significant free cash flow despite the lower gold price, which shows the continued success of our self-help measures to reduce debt by improving margins,”
Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said.
“Notwithstanding our strong cost performance, we’re redoubling our efforts to ensure we continue to capture as much margin as possible.”

Production from continuing operations was 861,000oz at an all-in sustaining cost of $860/oz, compared to 928,000oz at $920/oz in the first quarter of 2015. The lower output from the continuing operations was due mainly to planned reductions from Obuasi, Tropicana and
Morila mines, as well as an unanticipated drop in production from the Kibali joint venture.

Production from South Africa remained relatively flat year-on-year at 236,000oz, with safety-
related stoppages remaining a disrupting factor. AISC, however, improved by 16%, to
$919/oz. Mponeng, the flagship South African mine, improved its production by 34% year-
on-year.

Total output of 625,000oz from the International Operations was lower due to the sale of the
Cripple Creek & Victor Mine, which was sold in June of last year and contributed 41,000oz in the first quarter of 2015, whilst Obuasi, where production has been halted, contributed
17,000oz in that period. AISC for the International Portfolio improved from $836/oz in the first quarter of last year, to $822/oz in the three months to March 31 of this year.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) was
$378m, compared to $402m in the previous year, reflecting a 3% decline in the realised gold price and reduced production.

Net debt to Adjusted EBITDA levels ended the quarter at 1.47 times, lower than the 2.02 times recorded in the corresponding period last year. Accordingly, debt levels remain well below the covenant of net debt to Adjusted EBITDA of 3.5 times under the company’s revolving credit agreements, further underlining the success of the decisive, deleveraging efforts.

SAFETY

Regrettably, there was a fatality at TauTona during the quarter, indicating that there remains much room for improvement. Work continues on the search for innovative ways to reach our ultimate goal of zero harm in the workplace. Despite this setback, there were some notable safety successes, including both Mponeng and the Vaal River operations each reaching one million fatality free shifts, while Continental Africa recorded not a single lost-time injury during the quarter.

OUTLOOK

The outlook for the full year remains unchanged as follows: production between 3.6Moz to
3.8Moz; total cash costs between $680/oz and $720/oz and AISC between $900/oz and
$960/oz, assuming average exchange rates against the US dollar of 15.00 (Rand), 4.00
(Brazil Real), 0.70 (Aus$) and 14.90 (Argentina Peso), with oil at $35/bl average for the year, based on market expectations. The impact of the Savuka section of Tau Tona seismic event on 29 April 2016, is still being evaluated and assessed.

Ends
9 May 2016
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries                                                                media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman
+1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 09, 2016
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance